03011589

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 24220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROKER DEALER FINANCIAL SERVICES CORP.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8800 NW 62nd Avenue
(No. and Street)

Johnston, (City) Iowa (State) 50131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lazear (515) 286-2970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

RECEIVED
MAR 0 3 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael T. Sherzan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broker Dealer Financial Services Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CHERYL R. JOHNSON
COMMISSION NO. 712668
MY COMMISSION EXPIRES
9-20-04

NOTARIAL SEAL IOWA

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKER DEALER FINANCIAL SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Broker Dealer Financial Services Corp.

We have audited the accompanying statement of financial condition of Broker Dealer Financial Services Corp. as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Broker Dealer Financial Services Corp. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 4, 2003

BROKER DEALER FINANCIAL SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 694,346
Receivable from broker/dealers	345,473
Securities owned, at estimated fair value	124,100
Customer list	14,217
Other assets	58,586
TOTAL ASSETS	$ 1,236,722

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 153,288
Commissions payable	419,154
Note Payable	283,333
Total Liabilities	$ 855,775
SHAREHOLDERS' EQUITY	
Common stock, $10 par value; authorized 30,000 shares; issued and outstanding 100 shares	$ 1,000
Additional paid in capital	876,464
Retained earnings (deficit)	(496,517)
Total Shareholders' Equity	$ 380,947
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,236,722

The accompanying notes are an integral part of this financial statement.

BROKER DEALER FINANCIAL SERVICES CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of BDFSC Holdings Corp., was incorporated in the state of Iowa on September 13, 1979. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission and is a member of the National Association of Securities Dealers, Inc. (NASD) and the National Futures Association. The Company's principal business activity is the sale of securities.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customer List - The customer list is being amortized over a fifteen year period.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. and National Futures Association, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2002 the Company's net capital and required net capital were $171,946 and $57,052 respectively. The ratio of aggregate indebtedness to net capital was 498%.

NOTE 3 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of BDFSC Holdings Corp. (BDFSC). The Company is also affiliated through common ownership with Investment Advisors Corp., a registered investment advisor, Leader Equities, Inc., a member of the New York Stock Exchange, Inc. and Bankers Financial Services Corp.

For the year ended December 31, 2002 BDFSC has paid most overhead and operating expenses with the exception of commissions, other compensation, clearing and execution charges incurred by the Company. In addition, the Company paid management fees to BDFSC totaling $1,093,417.

NOTE 4 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is $23,224 which is segregated in a special bank account for the benefit of customers under Rule 15c3-3 (k)(2)(i) of the Securities and Exchange Commission.

NOTE 5 - COMMITMENTS

The Company has purchased customer lists from other broker/dealers. Under the terms of these purchase agreements the Company assumed office leases at other office locations which are on a month to month rental basis.

Office rent expense for the year totaled $0. Payments required by the above leases were assumed by BDFSC (Note 3).

One of the purchase agreements requires payments of 25% of gross production derived from transactions from customer accounts purchased. These payments are required until the total amount reaches $75,000. As of December 31, 2002 $12,110 has been paid under the terms of this agreement.

The Company has also entered into office space agreements with various banks with initial terms of one year, renewable on anniversary dates of the agreements.

Lease Commitment - Minimum annual rentals under noncancellable leases for quotation services which expire at various dates through April, 2004, exclusive of additional payments which may be required for certain increases in operation and maintenance costs, are as follows:

Year Ended December 31,	Amount
2003	$ 118,956
2004	8,229
Total	$ 127,185

Payments required by the above leases were assumed by BDFSC (Note 3).

NOTE 6 - SECURITIES OWNED

Securities owned consist of equity securities and warrants to purchase equity securities of a corporation that is not publicly traded. The Company's management has valued the equity securities and warrants at their original cost of $104,000 and $20,100 respectively.

NOTE 7 - OTHER AGREEMENT

In August, 1997 the Company was named as party to an agreement between it's parent, BDFSC Holdings Corp. (BDFSC), and a former shareholder of BDFSC. The original term of the agreement was five years and is automatically renewed for one year periods unless terminated by either party as specified in the agreement. Under the terms of the agreement restrictions have been placed upon certain future new business conducted by the Company and the Company is required to appoint an individual designated by the former shareholder as an advisory member to the Company's board of directors. The advisory member shall not have the right to vote. The Company is also prohibited from selling certain intangible assets during the term of this agreement and has guaranteed certain payments by BDFSC in the event of default by BDFSC.

NOTE 8 - RETIREMENT PLAN

In January, 1994 the Company established a retirement plan under IRS Code Section 401(k) whereby participants may contribute to the plan. Substantially all employees are eligible to participate in the plan. The Company may make "matching contributions" and additional discretionary contributions to the plan. The Company's contribution to the plan for the year ended December 31, 2002 was $70,000.

NOTE 9 - OFF-BALANCE SHEET RISK

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In addition, the Company has also entered into an agreement with a Futures Commission Merchant (FCM) to forward (introduce) customer transactions involving the purchase and sale of futures, forward and foreign exchange contracts, delayed deliveries and other financial instruments to the FCM, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the FCM. The customer account is therefore maintained and recorded in the books and records of the FCM on the Company's behalf. In consideration for introducing customers to both the Clearing Broker/dealer and FCM, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer and FCM. As part of the terms of the agreements between the Company and Clearing Broker/dealer and the Company and FCM, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer or FCM fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer or FCM to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of the agreement with the Clearing Broker/dealer, the Company is required to maintain a minimum net capital of $100,000 and blanket bond indemnity bond insurance coverage in the amount of $250,000.

NOTE 9 - OFF-BALANCE SHEET RISK - (Continued)

Through its Clearing Broker/dealer and FCM the Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over the counter options, mortgage-backed to-be-announced securities, TBAs (securities purchased and sold on a when-issued basis) and when-issued securities. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying security and is affected by market forces such as volatility. The Company's customers also sell securities they do not own (short securities). Since only customers of the Company enter into these types of securities transactions, the Company's exposure to risk is limited to that resulting in the event these customers are unable to fulfill their contracted obligations and, under the terms of its agreements with the Clearing Broker/dealer and FCM, the Company is held responsible for any resulting loss.

NOTE 10 - NOTE PAYABLE

The Company has an outstanding promissory note with their Clearing broker/dealer (see Note 9) with a remaining principal balance of $283,333 that bears a variable interest rate based on the "prime rate" announced at a financial institution. The promissory note and related interest are to be forgiven, in monthly increments, over a three year period beginning October 2, 2002. The Company is required to repay the remaining balance on the promissory note if it is in default of the clearing agreement (see Note 9) or has introduced or cleared any customer accounts or securities transactions through another broker/dealer during the three year term. The Clearing broker/dealer may also demand immediate repayment of the note if certain other events occur.

The clearing broker/dealer has also established a $500,000 line of credit for the Company's use. The Company has not yet utilized this line of credit.

BROKER DEALER FINANCIAL SERVICES CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 11 - S CORPORATION ELECTION

The Company and its parent corporation, BDFSC Holdings Corp. has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the consolidated entity.